Exhibit 3.65

Corporate Office:
KONASEEMA EPS	2nd Floor, Progressive Towers,
OAKWELL POWER LIMITED	6-2-913/914, Khairatabad,
Hyderabad - 500 004. A.P., INDIA.
Tel: +91-40-3301232, 3301230, 3301206/7
Fax: +91-40-3390721/3323830

1st May, 2001

Mr. J.C. Cassina
Chief Executive Officer
Energy Power Systems Ltd.
Suite 301, 2 Adelaide Street West
TORONTO, ON. M5H 1L6
CANADA

Ref: EPS and VBC/KEOPL agreement dated 10th August, 2000

Dear Sir,

1.	Thank you for your letter dated 1st May, 2001 inter alia confirming receipt of funds equivalent of Rupees 45,750,000, interest accruing thereon, withdrawal of Arbitration Notice and matters appurtenant thereto. We are happy to learn that EPS has agreed to withdraw its Notice of Arbitration dated 8th March, 2001 and its Notice dated 12th March, 2001 for winding up of KEOPL.

2.	This is to confirm and acknowledge that:

2.1	The power project sanctioned by the Government of AP/APTRANSCO in favour OEL, was for establishing two (2) Barge Mounted Power Projects (BMPPs) of 100 MW each at Kakinada (A.P.) with fuel namely HFO/FO/LSHS. The tariff agreed under the project was Rs. 1.50 capacity charge.

2.2	Consequent to the MOU and the MOA dated 16th July, 1999 entered into by and between EPS and VBC/KEOPL and OEL, a material change of circumstances occurred as the Government of Andhra Pradesh caused a drastic reduction of the project tariff to Re. 0.94. Subsequently, the project capacity was increased to 445 MW and the project was converted to land based, natural gas fired ‘new project’ and location changed to East Godavari at a drastically reduced tariff of Re. 0.94. The FIPB approval of the project Company has also been changed from 100% Foreign Equity to 24% Foreign Equity.

2.3	Agreement dated 10th August, 2000, entered into, by and between VBC/KEOPL and EPS was in furtherance of development of the project. Under the MOU and the MOA dated 16th July, 1999, OEL was invited to participate in the meetings culminating in the 10th August, 2000 Agreement but failed to attend.

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Regd. Office: 201, Golf Apartments, Sujan Singh Park (South), Maharshi Raman Marg.
New Delhi – 110 003
Ph. No. 91-011-4620331 Fax No. 91-011-4604225

2.4	VBC/KEOPL acknowledge the existence of Settlement Agreement dated 29th December, 1998 between EPS and Oakwell. To the best of the understanding of VBC/KEOPL, OEL has no entitlement in the ‘new project’ because of impossibility of execution of the original project, the material change of circumstances in the project and failure of OEL to act under the MOU and the MOA. Therefore, any issues with Oakwell which may arise are project issues to be taken up by KEOPL, not VBC and not EPS.

3.	VBC/KEOPL acknowledge that in the event KEOPL’s equity exceeds Rs. 325 Crores, VBC will provide EPS free additional common shares of KEOPL, so that percentage of ownership of KEOPL held by EPS will not be further diluted by any equity requirements beyond Rs. 325 Crores.

4.	VBC/KEOPL undertake to give a copy of the current draft (electronic copy) of the recent finance model of KEOPL including any revisions thereof and to keep EPS currently informed and advised of project matters.

5.	This modification/amendment is pursuant to Clause 13 of the Agreement dated 10th August, 2000 to the extent acknowledged hereto above only.

Thanking you,

Yours faithfully,
For KONASEEMA EPS OAKWELL POWER LIMITED

M.S.P. RAMA RAO
MANAGING DIRECTOR